

December 27, 2012

Via E-mail
David Robson
Chief Financial Officer
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, CA 90746

> **Re:** **U.S. Auto Parts Network, Inc.**
> **Form 10-K**
> **Filed March 26, 2012**
> **File No. 1-33264**

Dear Mr. Robson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your

statement that you had a net loss for fiscal 2011 of $15.1 million and a net loss in 2010 of $13.9 million. Discuss whether you expect this trend to continue. In this regard we note that you monitor several key business metrics. Describe what trends, if any, management sees in your metrics. Please also provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements, F-8

Note 5 – Business Combination, F-20

2. Please explain to us the facts and circumstances surrounding your discovery that "…certain accounts receivable were erroneously overstated by $1.5 million…." Please ensure your narrative describes why it was an error, the actual date it was discovered, the circumstances by which it was discovered and reason(s) it was not discovered within a period less than a year; especially given the short-term nature of accounts receivable. We may have further comment.

Definitive Proxy Statement on Schedule 14A

Long-Term Equity Compensation, page 15

3. In a comment letter dated June 25, 2010, comment 18, we requested that in future filings that you describe the performance thresholds under your long-term equity compensation plan for your Chief Executive Officer and Chief Financial Officer in order for their options to vest. In letters dated July 21, and August 16, 2010 you confirmed that in your future filings you would provide this disclosure. We note that you have not provided a description of the performance thresholds applicable to the former Chief Financial Officer. Please revise or advise. In this regard, please also provide the operational performance goals for Mr. Fischer in order to for his options to vest.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Jim Allegretto

James Allegretto
Senior Assistant Chief Accountant